SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2003 .

                              TRIMARK ENERGY LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F    X        Form 40-F
                   -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                     No    X
                    -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                 Trimark Energy Ltd.
                                                 (Registrant)

Date    April 29,   2003                         By  /s/ Nick DeMare
     ---------------------                           ---------------
                                                      (Signature)
                                                     Nick DeMare, Director

1 Print the name and title of the signing officer under his signature.

                               TRIMARK ENERGY LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316 o Fax: (604) 683-1585
                 TSX Venture Symbol: TRK.V o OTCBB Symbol: TRKEF

----------------------------------------------------------------------------


NEWS RELEASE                                                      APRIL 29, 2003

                               2ND QUARTER RESULTS

In accordance with National Instrument 54-102, the Company provides the interim financial results of the Company for the quarter ended February 28, 2003:

                                                                 Three Months Ended                Six Months Ended
                                                                    February 28,                      February 28,
                                                           ------------------------------   ------------------------------
                                                                2003             2002            2003             2002
                                                                  $                $               $                $
REVENUES

Oil and gas sales                                                      -           30,207          10,972           55,377
Interest and other income                                         12,645           15,215          15,155           34,950
                                                           -------------    -------------   -------------    -------------
                                                                  12,645           45,422          26,127           90,327
                                                           -------------    -------------   -------------    -------------
OTHER EXPENSES

Production                                                             -           37,446           5,553           64,301
General and administration                                        55,540           82,099         108,217          140,499
Depreciation, depletion and impairment                                 -        1,273,755       1,258,821        2,922,260
                                                           -------------    -------------   -------------    -------------
                                                                  55,540        1,393,300       1,372,591        3,127,060
                                                           -------------    -------------   -------------    -------------
LOSS BEFORE THE FOLLOWING                                        (42,895)      (1,347,878)     (1,346,464)      (3,036,733)

INTEREST EXPENSE                                                 (14,365)         (13,641)        (31,372)         (27,471)

LOSS ON SALE OF
     MARKETABLE SECURITIES                                             -                -         (15,527)               -

WRITE-OFF AMOUNTS RECEIVABLE                                      (4,679)               -         (24,638)               -
                                                           -------------    -------------   -------------    -------------
LOSS FOR THE PERIOD                                              (61,939)      (1,361,519)     (1,418,001)      (3,064,204)
                                                           =============    =============   =============    =============

LOSS PER COMMON SHARE
     - BASIC AND DILUTED                                          $(0.02)          $(0.47)         $(0.48)          $(1.05)
                                                           =============    =============   =============    =============

Operations
----------
Effective November 30, 2002, the Company wrote-off its net investment in Trimark Resources Inc. ("Trimark Inc."), a wholly-owned subsidiary which held all of the Company's petroleum and natural gas interests at that time. Accordingly the Company ceased to record the activities of Trimark Inc. During the six months ended February 28, 2003, the Company recorded a total $1,258,821 impairment.

General and administrative costs decreased by $32,282, from $140,499 in 2002 to $108,217 in 2003. The decrease in costs were as a result of the Company's reduced operations and limited financial resources. All costs have been reduced where possible.

During the six months ended February 28, 2003, the Company disposed of its interest in the South Haskell property for cash proceeds of $84,907.

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Trimark Energy Ltd. believe that the expectations reflected in such forward- looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Liquidity and Capital Resources
-------------------------------
As at February 28, 2003, the Company had a working capital deficit of $269,544 and $689,501 of advances and related interest outstanding. The Company is currently not able to generate sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the acquisition of, exploration for and development of its petroleum interests or to discharge its ongoing liabilities as they come due. There is no assurance that the Company will be able to obtain sufficient financings.

Property Update
---------------
West Ranch Field, Texas
-----------------------
In January 2003, the Company identified an oil and gas development opportunity and effective as of January 1, 2003, acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field from an arm's-length private oil and gas company. To acquire its interest, the Company funded $68,713 of initial development costs.

ON BEHALF OF THE BOARD


/s/ Donald W. Busby
--------------------------
Donald W. Busby, President


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Trimark Energy Ltd. believe that the expectations reflected in such forward- looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.